UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Dillard’s Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

254067101

(CUSIP Number)

Peter G. Smith, Esq.

Kramer Levin Naftalis & Frankel LLP

1177 Avenue of the Americas

New York, NY 10036

(212) 715-9100

Marc Weingarten, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

January 23, 2008

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:[ ].

(Continued on following pages)

(Page 1 of 56 Pages)

SCHEDULE 13D
CUSIP No. 254067101		Page 2 of 56 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Equity Partners, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	597,230
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	597,230
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
597,230

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.84%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 254067101		Page 3 of 56 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Investors, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	597,230
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	597,230
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
597,230

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.84%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 254067101		Page 4 of 56 Pages

1)	NAME OF REPORTING PERSON

Barington Investments, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	395,507
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	395,507
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
395,507

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.56%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 254067101		Page 5 of 56 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Advisors, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	395,507
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	395,507
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
395,507

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.56%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 254067101		Page 6 of 56 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Offshore Fund, Ltd.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

7) SOLE VOTING POWER
NUMBER OF	1,042,132
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	1,042,132
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,042,132

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.46%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 254067101		Page 7 of 56 Pages

1)	NAME OF REPORTING PERSON

Barington Offshore Advisors II, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	1,042,132
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	1,042,132
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,042,132

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.46%

14)	TYPE OF REPORTING PERSON
IA, OO

SCHEDULE 13D
CUSIP No. 254067101		Page 8 of 56 Pages

1)	NAME OF REPORTING PERSON

Barington Capital Group, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

7) SOLE VOTING POWER
NUMBER OF	2,034,869
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	2,034,869
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,034,869

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.86%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 254067101		Page 9 of 56 Pages

1)	NAME OF REPORTING PERSON

LNA Capital Corp.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	2,034,869
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	2,034,869
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,034,869

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.86%

14)	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No. 254067101		Page 10 of 56 Pages

1)	NAME OF REPORTING PERSON

James A. Mitarotonda

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	2,034,869
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	2,034,869
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,034,869

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.86%

14)	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D
CUSIP No. 254067101		Page 11 of 56 Pages

1)	NAME OF REPORTING PERSON

RJG Capital Partners, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	11,500
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	11,500
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,500

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.02%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 254067101		Page 12 of 56 Pages

1)	NAME OF REPORTING PERSON

RJG Capital Management, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	11,500
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	11,500
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,500

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.02%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 254067101		Page 13 of 56 Pages

1)	NAME OF REPORTING PERSON

Ronald J. Gross

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	11,500
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	11,500
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,500

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.02%

14)	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D
CUSIP No. 254067101		Page 14 of 56 Pages

1)	NAME OF REPORTING PERSON

Clinton Multistrategy Master Fund, Ltd.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

7) SOLE VOTING POWER
NUMBER OF	None
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	262,800
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	None
WITH
10) SHARED DISPOSITIVE POWER
262,800

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
262,800

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.37%

14)	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No. 254067101		Page 15 of 56 Pages

1)	NAME OF REPORTING PERSON

Clinton Special Opportunities Master Fund, Ltd.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

7) SOLE VOTING POWER
NUMBER OF	None
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	546,650
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	None
WITH
10) SHARED DISPOSITIVE POWER
546,650

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
546,650

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.77%

14)	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No. 254067101		Page 16 of 56 Pages

1)	NAME OF REPORTING PERSON

Clinton Magnolia Master Fund, Ltd.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

7) SOLE VOTING POWER
NUMBER OF	None
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	518,550
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	None
WITH
10) SHARED DISPOSITIVE POWER
518,550

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
518,550

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.73%

14)	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No. 254067101		Page 17 of 56 Pages

1)	NAME OF REPORTING PERSON

Clinton Lexington Master Fund, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
AF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

7) SOLE VOTING POWER
NUMBER OF	None
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	413,000
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	None
WITH
10) SHARED DISPOSITIVE POWER
413,000

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
413,000

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.58%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 254067101		Page 18 of 56 Pages

1)	NAME OF REPORTING PERSON

Clinton Group, Inc.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
AF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	None
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	1,741,000
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	None
WITH
10) SHARED DISPOSITIVE POWER
1,741,000

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,741,000

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.45%

14)	TYPE OF REPORTING PERSON
IA, CO

SCHEDULE 13D
CUSIP No. 254067101		Page 19 of 56 Pages

1)	NAME OF REPORTING PERSON

George E. Hall

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
AF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	None
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	1,741,000
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	None
WITH
10) SHARED DISPOSITIVE POWER
1,741,000

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,741,000

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.45%

14)	TYPE OF REPORTING PERSON
IN

Page 20 of 56 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the Class A common stock, par value $0.01 per share (the "Common Stock"), of Dillard’s Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1600 Cantrell Road, Little Rock, Arkansas 72201.

Item 2.	Identity and Background.

(a) - (c) This Statement is being filed by Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Investments, L.P., Barington Companies Advisors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC, Barington Capital Group, L.P., LNA Capital Corp., James A. Mitarotonda, RJG Capital Partners, L.P., RJG Capital Management, LLC, Ronald J. Gross, Clinton Multistrategy Master Fund, Ltd., Clinton Special Opportunities Master Fund, Ltd., Clinton Magnolia Master Fund, Ltd., Clinton Lexington Master Fund, L.P., Clinton Group, Inc. and George E. Hall (each, a “Reporting Entity” and, collectively, the “Reporting Entities”).

As of January 25, 2008, the Reporting Entities are the beneficial owners of, in the aggregate, 3,787,369 shares of Common Stock, representing approximately 5.32% of the shares of Common Stock presently outstanding based upon the 71,155,347 shares of Class A Common Stock reported by the Company to be issued and outstanding as of December 1, 2007 in its Form 10-Q filed with the SEC on December 5, 2007 (the “Issued and Outstanding Shares”).

Barington Companies Equity Partners, L.P. is a Delaware limited partnership. The principal business of Barington Companies Equity Partners, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

Barington Investments, L.P. is a Delaware limited partnership. The principal business of Barington Investments, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Investments, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

Barington Companies Offshore Fund, Ltd. is an international business company organized under the laws of the British Virgin Islands. The principal business of Barington Companies Offshore Fund, Ltd. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Companies Offshore Fund, Ltd. is c/o Bison Financial Services Limited, Bison Court, Road Town, Tortola, British Virgin Islands. The executive officers and directors of Barington Companies Offshore Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference in this Item 2.

The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC. Barington Companies Investors, LLC is a Delaware limited liability company. The principal business of Barington Companies Investors, LLC is serving as the general partner of Barington Companies Equity Partners, L.P. The address of the principal business and principal office of Barington Companies Investors, LLC is 888 Seventh Avenue,

Page 21 of 56 Pages

17th Floor, New York, New York 10019. James A. Mitarotonda is the Managing Member of Barington Companies Investors, LLC.

The general partner of Barington Investments, L.P. is Barington Companies Advisors, LLC. Barington Companies Advisors, LLC is a Delaware limited liability company. The principal business of Barington Companies Advisors, LLC is serving as the general partner of Barington Investments, L.P. The address of the principal business and principal office of Barington Companies Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the Managing Member of Barington Companies Advisors, LLC.

The investment advisor of Barington Companies Offshore Fund, Ltd. is Barington Offshore Advisors II, LLC. Barington Offshore Advisors II, LLC is a Delaware limited liability company. The principal business of Barington Offshore Advisors II, LLC is serving as the investment advisor of Barington Companies Offshore Fund, Ltd. The address of the principal business and principal office of Barington Offshore Advisors II, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the Managing Member of Barington Offshore Advisors II, LLC.

Barington Companies Investors, LLC, Barington Companies Advisors, LLC and Barington Offshore Advisors II, LLC are each majority-owned subsidiaries of Barington Capital Group, L.P. Barington Capital Group, L.P. is a New York limited partnership. The principal business of Barington Capital Group, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Capital Group, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

The general partner of Barington Capital Group, L.P. is LNA Capital Corp. LNA Capital Corp. is a Delaware corporation. The principal business of LNA Capital Corp. is serving as the general partner of Barington Capital Group, L.P. The address of the principal business and principal office of LNA Capital Corp. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the sole stockholder and director of LNA Capital Corp. The executive officers of LNA Capital Corp. and their principal occupations and business addresses are set forth on Schedule II and incorporated by reference in this Item 2. The principal occupation of Mr. Mitarotonda is serving as the Chairman and Chief Executive Officer of Barington Capital Group, L.P. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

RJG Capital Partners, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of RJG Capital Partners, L.P. is 11517 West Hill Drive, North Bethesda, Maryland 20852.

                The general partner of RJG Capital Partners, L.P. is RJG Capital Management, LLC. RJG Capital Management, LLC is a Delaware limited liability company formed to be the general partner of RJG Capital Partners, L.P. The address of the principal business and principal office of RJG Capital Management, LLC is 11517 West Hill Drive, North Bethesda, Maryland 20852. Ronald J. Gross is the Managing Member of RJG Capital Management, LLC. The business

Page 22 of 56 Pages

address of Mr. Gross is c/o RJG Capital Management, LLC, 11517 West Hill Drive, North Bethesda, Maryland 20852.

Clinton Multistrategy Master Fund, Ltd. is a Cayman Islands company. The principal business of Clinton Multistrategy Master Fund, Ltd. is to invest in securities. The address of the principal business and principal office of Clinton Multistrategy Master Fund, Ltd. is c/o Fortis Fund Services (Cayman) Limited, P.O. Box 2003 GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands. The directors of Clinton Multistrategy Master Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule III and incorporated by reference in this Item 2. Clinton Multistrategy Master Fund, Ltd. has no executive officers.

Clinton Special Opportunities Master Fund, Ltd. is a Cayman Islands company. The principal business of Clinton Special Opportunities Master Fund, Ltd. is to invest in securities. The address of the principal business and principal office of Clinton Special Opportunities Master Fund, Ltd. is c/o Fortis Fund Services (Cayman) Limited, P.O. Box 2003 GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands. The directors of Clinton Special Opportunities Master Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule IV and incorporated by reference in this Item 2. Clinton Special Opportunities Master Fund, Ltd. has no executive officers.

Clinton Magnolia Master Fund, Ltd. is a Cayman Islands exempted company. The principal business of Clinton Magnolia Master Fund, Ltd. is to invest in securities. The address of the principal business and principal office of Clinton Magnolia Master Fund, Ltd. is c/o Fortis Fund Services (Cayman) Limited, P.O. Box 2003GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands. The directors of Clinton Magnolia Master Fund, Ltd and their principal occupations and business addresses are set forth on Schedule V and incorporated by reference in this Item 2. Clinton Magnolia Master Fund, Ltd. has no executive officers.

Clinton Lexington Master Fund, L.P. is a Cayman Islands exempted limited partnership. The principal business of Clinton Lexington Master Fund, L.P. is to invest in securities. The address of the principal business and principal office of Clinton Lexington Master Fund, L.P. is c/o Fortis Fund Services (Cayman) Limited, P.O. Box 2003GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands. The general partner of Clinton Lexington Master Fund, L.P. is Clinton GP, Inc., a Delaware corporation. The principal business of Clinton GP, Inc. is serving as the general partner of certain funds under the management of Clinton Group, Inc., including Clinton Lexington Master Fund, L.P. The address of the principal business and principal office of Clinton GP, Inc. is 9 West 57th Street, 26th Floor, New York, New York 10019. The executive officers and directors of Clinton GP, Inc. and their principal occupations and business addresses are set forth on Schedule VI and incorporated by reference in this Item 2. Clinton GP, Inc. is controlled by George E. Hall. The business address of Mr. Hall is 9 West 57th Street, 26th Floor, New York, New York 10019.

                The investment manager of Clinton Multistrategy Master Fund, Ltd., Clinton Special Opportunities Master Fund, Ltd., Clinton Magnolia Master Fund, Ltd. and Clinton Lexington Master Fund, L.P. is Clinton Group, Inc. Clinton Group, Inc. is a Delaware corporation. The principal business of Clinton Group, Inc. is investing for funds and accounts under its management. The address of the principal business and principal office of Clinton Group, Inc. is

Page 23 of 56 Pages

9 West 57th Street, 26th Floor, New York, New York 10019. Mr. Hall is the Chief Investment Officer and President of Clinton Group, Inc. The business address of Mr. Hall is set forth above. The executive officers and directors of Clinton Group, Inc. and their principal occupations and business addresses are set forth on Schedule VII and incorporated by reference in this Item 2.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

(d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each natural person identified in Item 2 is a citizen of the United States, other than Graham Cook, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of the United Kingdom, Jonathan Clipper, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of Bermuda and the United Kingdom, Jane Fleming, a director of Clinton Multistrategy Master Fund, Ltd., who is a citizen of the United Kingdom, Dennis Hunter, a director of Clinton Multistrategy Master Fund, Ltd. and Clinton Special Opportunities Master Fund, Ltd., who is a citizen of the United Kingdom, Roger Hanson, a director of Clinton Multistrategy Master Fund, Ltd. and Clinton Special Opportunities Master Fund, Ltd., who is a citizen of the United Kingdom, Blair Gauld, a director of Clinton Multistrategy Master Fund, Ltd., who is a citizen of New Zealand and Cassandra Powell, a director of Clinton Special Opportunities Master Fund, Ltd., who is a citizen of the Cayman Islands.

Item 3.	Source and Amount of Funds or Other Consideration.

All purchases of Common Stock and presently exercisable American-style call options by the Reporting Entities were made in open market transactions. All such purchases were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of funds expended for purchases of Common Stock, including, but not limited to, shares currently held by various Reporting Entities, was approximately $39,852,771.17 by Barington Companies Equity Partners, L.P., $25,439,982.06 by Barington Investments, L.P., $66,992,430.00 by Barington Companies Offshore Fund, Ltd., $369,730.07 by RJG Capital Partners, L.P., $9,605,379.50 by Clinton Multistrategy Master Fund, Ltd, $7,016,468.76 by Clinton Special Opportunities Master Fund, Ltd., $8,444,202.95 by Clinton Magnolia Master Fund, Ltd. and $4,946,864.10 by Clinton Lexington Master Fund, L.P. The amount of funds expended for purchases of presently exercisable call options to acquire Common Stock was approximately $41,183.52 by Barington Companies Equity Partners, L.P., $27,175.52 by Barington Investments, L.P., $71,720.96 by Barington Companies Offshore Fund, Ltd., $71,300.00 by Clinton Multistrategy Master Fund, Ltd., $143,190.00 by Clinton Special Opportunities Master Fund, Ltd., $36,500.00 by Clinton Magnolia Master Fund, Ltd. and

Page 24 of 63 Pages

$115,440.00 by Clinton Lexington Master Fund, L.P. The transactions effected in the past 60 days are described in Schedule VIII attached hereto and incorporated herein by reference.

Item 4.	Purpose of Transaction.

Each of the Reporting Entities acquired beneficial ownership of the shares of Common Stock to which this Statement relates in the ordinary course of business in order to obtain a significant equity position in the Company, the Common Stock of which, in the opinion of the Reporting Entities, was significantly undervalued and represented an attractive investment opportunity when purchased.

On January 29, 2008, James A. Mitarotonda, the Chairman and Chief Executive Officer of Barington Capital Group, L.P., and Michael A. Popson, a Managing Director of Clinton Group, Inc., sent a letter (the “January 29 Letter”) to the Board of Directors of the Company. A copy of the January 29 Letter is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The Reporting Entities believe that the Company should implement a number of measures to improve the Company’s profitability and share price performance, including without limitation:

(i)	initiatives to improve cost containment, inventory management and the Company’s merchandising strategy, including those outlined in the January 29 Letter;
(ii)

measures to enhance the value of the Company’s real estate portfolio, including the conversion of certain properties into higher and better uses, the closure of underperforming stores and the sale/leaseback of owned properties;

(iii)

a Board evaluation of (A) the Company’s senior management team, to ensure that the Company has employed the best available executives to run the Company, and (B) the Company’s executive compensation arrangements, to ensure that executive pay is appropriately aligned with the Company’s financial performance; and

(iv)

measures to improve the Company’s record in the area of corporate governance, including, without limitation, the termination of the Company’s A/B common stock class structure, amendment of the Company’s majority voting standard to meet ISS/RiskMetrics Group standards, termination of the Company’s “poison pill” rights plan if not approved by the Company’s stockholders and separation of the Chairman and CEO positions.

On June 27, 2007 and August 3, 2007, Barington Capital Group, L.P. sent letters to William T. Dillard, II, the Chairman of the Board and Chief Executive Officer of the Company, requesting to meet with him and members of the Company’s management team to discuss the above measures which the Reporting Entities believe will significantly improve shareholder value for the benefit of all of the Company’s stockholders. To date, the Company’s management team has refused such meeting.

Page 25 of 56 Pages

In addition, on August 30, 2007, Barington Capital Group, L.P. sent a letter (the “August 30 Letter”) to the Board of Directors of the Company. Among other things, such letter questions the commitment of the Board to the Company’s public stockholders in light of the Company’s poor corporate governance record and insular culture under the stewardship of William T. Dillard, II. A copy of the August 30 Letter is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Except as set forth in this Item 4, none of the Reporting Entities have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Entities intend to review their investment in the Company on a continuing basis. Depending on various factors including, without limitation, the willingness of the Company’s management team and Board of Directors to implement the suggestions of the Reporting Entities, the Company’s financial position and business strategy, the price levels of the shares of Common Stock, other investment opportunities available to the Reporting Entities, conditions in the securities markets and general economic and industry conditions, the Reporting Entities may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Company concerning changes to the capitalization, ownership structure or operations of the Company, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

                (a) – (b) As of January 25, 2008, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 597,230 shares of Common Stock, which includes 29,400 shares of Common Stock subject to call options, representing approximately 0.84% of the Issued and Outstanding Shares. As of January 25, 2008, Barington Investments, L.P. beneficially owns 395,507 shares of Common Stock, which includes 19,400 shares of Common Stock subject to call options, representing approximately 0.56% of the Issued and Outstanding Shares. As of January 25, 2008, Barington Companies Offshore Fund, Ltd. beneficially owns 1,042,132 shares of Common Stock, which includes 51,200 shares of Common Stock subject to call options, representing approximately 1.46% of the Issued and Outstanding Shares. As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 597,230 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., which includes 29,400 shares of Common Stock subject to call options, representing approximately 0.84% of the Issued and Outstanding Shares. As the general partner of Barington Investments, L.P., Barington Companies Advisors, LLC may be deemed to beneficially own the 395,507 shares of Common Stock beneficially owned by Barington Investments, L.P., which includes 19,400 shares of Common Stock subject to call options, representing approximately 0.56% of the Issued and Outstanding Shares. As the investment advisor to Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC may be deemed to beneficially own the 1,042,132 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., which includes 51,200 shares of Common Stock subject to call options, representing approximately 1.46% of the Issued and Outstanding

Page 26 of 56 Pages

Shares. As the majority member of Barington Companies Advisors, LLC, Barington Companies Investors, LLC and Barington Offshore Advisors II, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 597,230 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 395,507 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 1,042,132 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 2,034,869 shares, including an aggregate of 100,000 shares of Common Stock subject to call options, representing approximately 2.86% of the Issued and Outstanding Shares. As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 597,230 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 395,507 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 1,042,132 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 2,034,869 shares of Common Stock, including an aggregate of 100,000 shares of Common Stock subject to call options, representing approximately 2.86% of the Issued and Outstanding Shares. As the sole stockholder and director of LNA Capital Corp., James A. Mitarotonda may be deemed to beneficially own the 597,230 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 395,507 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 1,042,132 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 2,034,869 shares of Common Stock, including an aggregate of 100,000 shares of Common Stock subject to call options, representing approximately 2.86% of the Issued and Outstanding Shares. Mr. Mitarotonda has sole voting and dispositive power with respect to the 597,230 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., which includes 29,400 shares of Common Stock subject to call options, the 395,507 shares of Common Stock beneficially owned by Barington Investments, L.P., which includes 19,400 shares of Common Stock subject to call options, and the 1,042,132 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., which includes 51,200 shares of Common Stock subject to call options. Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

As of January 25, 2008, RJG Capital Partners, L.P. beneficially owns 11,500 shares of Common Stock, representing approximately 0.02% of the Issued and Outstanding Shares. As the general partner of RJG Capital Partners, L.P., RJG Capital Management, LLC may be deemed to beneficially own the 11,500 shares owned by RJG Capital Partners, L.P., representing approximately 0.02% of the Issued and Outstanding Shares. As the managing member of RJG Capital Management, LLC, which in turn is the general partner of RJG Capital Partners, L.P., Mr. Gross may be deemed to beneficially own the 11,500 shares owned by RJG Capital Partners, L.P., representing approximately 0.02% of the Issued and Outstanding Shares. Mr. Gross has sole voting and dispositive power with respect to the 11,500 shares owned by RJG Capital Partners, L.P. by virtue of his authority to vote and dispose of such shares. Mr. Gross disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

As of January 25, 2008, Clinton Multistrategy Master Fund, Ltd. beneficially owns 262,800 shares of Common Stock, which includes 110,000 shares of Common Stock subject to call options, representing approximately 0.37% of the Issued and Outstanding Shares. As of January 25, 2008, Clinton Special Opportunities Master Fund, Ltd. beneficially owns 546,650 shares of Common Stock, which includes 130,000 shares of Common Stock subject to call options, representing approximately 0.77% of the Issued and Outstanding Shares. As of January

Page 27 of 56 Pages

25, 2008, Clinton Magnolia Master Fund, Ltd. beneficially owns 518,550 shares of Common Stock, which includes 10,000 shares of Common Stock subject to call options, representing approximately 0.73% of the Issued and Outstanding Shares. As of January 25, 2008, Clinton Lexington Master Fund, L.P. beneficially owns 413,000 shares of Common Stock, which includes 125,000 shares of Common Stock subject to call options, representing approximately 0.58% of the Issued and Outstanding Shares. By virtue of investment management agreements with each of Clinton Multistrategy Master Fund, Ltd., Clinton Special Opportunities Master Fund, Ltd., Clinton Magnolia Master Fund, Ltd. and Clinton Lexington Master Fund, L.P., Clinton Group, Inc. may be deemed to beneficially own the 262,800 shares of Common Stock beneficially owned by Clinton Multistrategy Master Fund, Ltd., the 546,650 shares of Common Stock beneficially owned by Clinton Special Opportunities Master Fund, Ltd., the 518,550 shares of Common Stock beneficially owned by Clinton Magnolia Master Fund, Ltd. and the 413,000 shares of Common Stock beneficially owned by Clinton Lexington Master Fund, L.P., constituting an aggregate of 1,741,000 shares of Common Stock, including an aggregate of 375,000 shares of Common Stock subject to call options, representing approximately 2.45% of the Issued and Outstanding Shares. By virtue of his direct and indirect control of Clinton Group, Inc., Mr. Hall may be deemed to beneficially own the 262,800 shares of Common Stock beneficially owned by Clinton Multistrategy Master Fund, Ltd., the 546,650 shares of Common Stock beneficially owned by Clinton Special Opportunities Master Fund, Ltd., the 518,550 shares of Common Stock beneficially owned by Clinton Magnolia Master Fund, Ltd. and the 413,000 shares of Common Stock beneficially owned by Clinton Lexington Master Fund, L.P., constituting an aggregate of 1,741,000 shares of Common Stock, including an aggregate of 375,000 shares of Common Stock subject to call options, representing approximately 2.45% of the Issued and Outstanding Shares. By virtue of investment management agreements with each of Clinton Multistrategy Master Fund, Ltd., Clinton Special Opportunities Master Fund, Ltd., Clinton Magnolia Master Fund, Ltd. and Clinton Lexington Master Fund, L.P., Clinton Group, Inc. has the power to vote or direct the voting, and to dispose or direct the disposition, of the 262,800 shares of Common Stock beneficially owned by Clinton Multistrategy Master Fund, Ltd., which includes 110,000 shares of Common Stock subject to call options, the 546,650 shares of Common Stock beneficially owned by Clinton Special Opportunities Master Fund, Ltd., which includes 130,000 shares of Common Stock subject to call options, the 518,550 shares of Common Stock beneficially owned by Clinton Magnolia Master Fund, Ltd., which includes 10,000 shares of Common Stock subject to call options, and the 413,000 shares of Common Stock beneficially owned by Clinton Lexington Master Fund, L.P., which includes 125,000 shares of Common Stock subject to call options. By virtue of his direct and indirect control of Clinton Group, Inc., Mr. Hall is deemed to have shared voting power and shared dispositive power with respect to all shares of Common Stock as to which Clinton Group, Inc. has voting power or dispositive power. Accordingly, Clinton Group, Inc. and Mr. Hall are deemed to have shared voting and shared dispositive power with respect to the 262,800 shares of Common Stock beneficially owned by Clinton Multistrategy Master Fund, Ltd., which includes 110,000 shares of Common Stock subject to call options, the 546,650 shares of Common Stock beneficially owned by Clinton Special Opportunities Master Fund, Ltd., which includes 130,000 shares of Common Stock subject to call options, the 518,550 shares of Common Stock beneficially owned by Clinton Magnolia Master Fund, Ltd., which includes 10,000 shares of Common Stock subject to call options, and the 413,000 shares of Common Stock beneficially owned by Clinton Lexington Master Fund, L.P., which includes 125,000 shares of Common Stock subject to call options. Mr. Hall disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

Page 28 of 56 Pages

Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

(c)          Information concerning all transactions in shares of Common Stock, including shares of Common Stock subject to listed American-style call and put options, effected by the Reporting Entities during the 60 days preceding January 28, 2008 is set forth in Schedule VIII attached hereto and incorporated herein by reference.

(d)	Not applicable.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

The Reporting Entities are parties to an agreement with respect to the joint filing of this Statement, and any amendments thereto, and certain other joint conduct. A copy of such agreement is attached hereto as Exhibit 99.3 and incorporated by reference herein.

Barington Companies Advisors, LLC is compensated for its services as the general partner of Barington Investments, L.P. by an affiliate of Millennium Partners, L.P., the limited partner of Barington Investments, L.P., pursuant to a separate agreement.

Affiliates of Barington Capital Group, L.P. pay a monthly consulting fee to RJG Capital Management, LLC for certain consulting services RJG Capital Management, LLC provides to Barington Companies Equity Partners, L.P. The arrangement with respect to the foregoing is pursuant to an oral agreement between the parties.

Certain of the Reporting Entities have entered into, and may, from time to time, enter into in the future, certain publicly traded, American-style call and put option market contracts with unrelated third parties. Further information regarding any such contracts in effect as of January 28, 2008 is included in Item 5 above and in Schedule VIII attached hereto.

Certain of the Reporting Entities may, from time to time, enter into and dispose of cash-settled equity swap or other similar transactions with one or more counterparties, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the Common Stock. In addition to the Common Stock that certain Reporting Entities beneficially own without reference to these contracts, Clinton Multistrategy Master Fund, Ltd. currently has long economic exposure to 25,000 shares of Common Stock through a cash-settled equity swap, the counterparty to which is Morgan Stanley. This contract has a reference price of $17.662 and an expiration date of

Page 29 of 56 Pages

January 22, 2009. This contract does not give Clinton Multistrategy Master Fund, Ltd. direct or indirect voting, investment or dispositive control over any securities of the Company and does not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Company. Accordingly, Clinton Multistrategy Master Fund, Ltd. disclaims any beneficial ownership in any securities that may be referenced in such contract or that may be held from time to time by the counterparty.

Except as otherwise set forth herein, the Reporting Entities do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Company.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

Item 7.	Material to be Filed as Exhibits.

99.1

Letter dated January 29, 2008 from James A. Mitarotonda, the Chairman and Chief Executive Officer of Barington Capital Group, L.P., and Michael A. Popson, a Managing Director of Clinton Group, Inc., to the Board of Directors of the Company.

99.2	Letter dated August 30, 2007 from Barington Capital Group, L.P. to the Board of Directors of the Company.

99.3

Agreement of Joint Filing among Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Investments, L.P., Barington Companies Advisors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC, Barington Capital Group, L.P., LNA Capital Corp., James A. Mitarotonda, RJG Capital Partners, L.P., RJG Capital Management, LLC, Ronald J. Gross, Clinton Group, Inc., Clinton Multistrategy Master Fund, Ltd., Clinton Special Opportunities Master Fund, Ltd., Clinton Magnolia Master Fund, Ltd., Clinton Lexington Master Fund, L.P. and George E. Hall dated January 29, 2008.

Page 30 of 56 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:	January 29, 2008

BARINGTON COMPANIES EQUITY
PARTNERS, L.P.
By: Barington Companies Investors, LLC, its general partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON COMPANIES INVESTORS, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON INVESTMENTS, L.P.
By: Barington Companies Advisors, LLC, its general partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON COMPANIES ADVISORS, LLC.

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member
Title: Managing Member

BARINGTON COMPANIES OFFSHORE FUND, LTD.

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Authorized Signatory

Page 31 of 56 Pages

BARINGTON OFFSHORE ADVISORS II, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON CAPITAL GROUP, L.P.
By: LNA Capital Corp., its general partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: President and CEO

LNA CAPITAL CORP.

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: President and CEO

/s/ James A. Mitarotonda
James A. Mitarotonda

RJG CAPITAL PARTNERS, L.P.
By: RJG Capital Management, LLC, its general partner

By: /s/ Ronald J. Gross
Name: Ronald J. Gross
Title: Managing Member

RJG CAPITAL MANAGEMENT, LLC

By: /s/ Ronald J. Gross
Name: Ronald J. Gross
Title: Managing Member

/s/ Ronald J. Gross
Ronald J. Gross

Page 32 of 56 Pages

CLINTON MULTISTRATEGY MASTER FUND, LTD.
By: Clinton Group, Inc., its investment manager

By: /s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Comptroller

CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
By: Clinton Group, Inc., its investment manager

By: /s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Comptroller

CLINTON MAGNOLIA MASTER FUND, LTD.
By: Clinton Group, Inc., its investment manager

By: /s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Comptroller

CLINTON LEXINGTON MASTER FUND, L.P.
By: Clinton Group, Inc., its investment manager

By: /s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Comptroller

CLINTON GROUP, INC.

By: /s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Comptroller

/s/ George E. Hall
George E. Hall

Page 33 of 56 Pages

SCHEDULE I

Directors and Officers of Barington Companies Offshore Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address

Sebastian E. Cassetta Director	Senior Managing Director and Chief Operating Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Jonathan Clipper Director	Managing Director of Bedford Management Ltd	7 Reid Street, Suite 108 Hamilton HM11, Bermuda

Graham Cook Director	Director/Manager, Corporate Services of Bison Financial Services, Ltd.	Bison Court P.O. Box 3460 Road Town, Tortola British Virgin Islands

Citigroup Fund Services, Ltd. Secretary	Fund Administration	Washington Mall 1, 3rd Flr. 22 Church Street Hamilton HM11, Bermuda

Seth I. Berman Treasurer	Chief Financial Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Page 34 of 56 Pages

SCHEDULE II

Officers of LNA Capital Corp.

Name and Position	Principal Occupation	Principal Business Address

James A. Mitarotonda President and CEO	Chairman and Chief Executive Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Sebastian E. Cassetta Secretary	Senior Managing Director and Chief Operating Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Seth I. Berman Treasurer	Chief Financial Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Page 35 of 56 Pages

SCHEDULE III

Directors of Clinton Multistrategy Master Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address

Jane Fleming Director	Client Accountant of Queensgate Bank & Trust Company Ltd.	Queensgate Bank & Trust Company Ltd. Harbour Place, 5th Floor 103 South Church Street P.O. Box 30464 SMB Grand Cayman, Cayman Islands

Dennis Hunter Director	Director of Queensgate Bank & Trust Company Ltd.	Queensgate Bank & Trust Company Ltd. Harbour Place, 5th Floor 103 South Church Street P.O. Box 30464 SMB Grand Cayman, Cayman Islands

Roger Hanson Director	Director of dms Management Ltd.	dms Management Ltd. P.O. Box 31910 SMB Ansbacher House 20 Genesis Close Grand Cayman, Cayman Islands

Blair Gauld Director	Director of Queensgate Bank & Trust Company Ltd.	Queensgate Bank & Trust Company Ltd. Harbour Place, 5th Floor 103 South Church Street P.O. Box 30464 SMB Grand Cayman, Cayman Islands

Page 36 of 56 Pages

SCHEDULE IV

Directors of Clinton Special Opportunities Master Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address

Dennis Hunter Director	Director of Queensgate Bank & Trust Company Ltd.	Queensgate Bank & Trust Company Ltd. Harbour Place, 5th Floor 103 South Church Street P.O. Box 30464 SMB Grand Cayman, Cayman Islands

Roger Hanson Director	Director of dms Management Ltd.	dms Management Ltd. P.O. Box 31910 SMB Ansbacher House 20 Genesis Close Grand Cayman, Cayman Islands

Cassandra Powell Director	Senior Manager of Queensgate Bank & Trust Company Ltd	Queensgate Bank & Trust Company Ltd. Harbour Place, 5th Floor 103 South Church Street P.O. Box 30464 SMB Grand Cayman, Cayman Islands

Page 37 of 56 Pages

SCHEDULE V

Directors of Clinton Magnolia Master Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address

Jane Fleming Director	Client Accountant of Queensgate Bank & Trust Company Ltd.	Queensgate Bank & Trust Company Ltd. Harbour Place, 5th Floor 103 South Church Street P.O. Box 30464 SMB Grand Cayman, Cayman Islands

Dennis Hunter Director	Director of Queensgate Bank & Trust Company Ltd	Queensgate Bank & Trust Company Ltd. Harbour Place, 5th Floor 103 South Church Street P.O. Box 30464 SMB Grand Cayman, Cayman Islands

Roger Hanson Director	Director of dms Management Ltd.	dms Management Ltd. P.O. Box 31910 SMB Ansbacher House 20 Genesis Close Grand Cayman, Cayman Islands

Page 38 of 56 Pages

SCHEDULE VI

Directors and Executive Officers of Clinton GP, Inc.

Name and Position	Principal Occupation	Principal Business Address

George E. Hall Director and CEO	Director and President of Clinton Group, Inc.	9 West 57th Street 26th Floor New York, NY 10019

Francis A. Ruchalski Director and Controller	Director and Chief Financial Officer of Clinton Group, Inc.	9 West 57th Street 26th Floor New York, NY 10019

Wendy Ruberti Assistant Secretary	General Counsel and Assistant Secretary of Clinton Group, Inc.	9 West 57th Street 26th Floor New York, NY 10019

John L. Hall Director, CFO and Secretary	Director of Clinton Group, Inc.	9 West 57th Street 26th Floor New York, NY 10019

Page 39 of 56 Pages

SCHEDULE VII

Directors and Executive Officers of Clinton Group, Inc.

Name and Position	Principal Occupation	Principal Business Address

George E. Hall	Director and President of Clinton Group, Inc.	9 West 57th Street 26th Floor New York, NY 10019

Francis A. Ruchalski	Director and Chief Financial Officer of Clinton Group, Inc.	9 West 57th Street 26th Floor New York, NY 10019

Wendy Ruberti	General Counsel and Assistant Secretary of Clinton Group, Inc.	9 West 57th Street 26th Floor New York, NY 10019

John L. Hall	Director of Clinton Group, Inc.	9 West 57th Street 26th Floor New York, NY 10019

Page 40 of 56 Pages

SCHEDULE VIII

This schedule sets forth information with respect to each purchase and sale of Common Stock and purchase and sale of listed American-style call and put options which were effectuated by a Reporting Entity during the 60 days preceding January 28, 2008. All transactions were effectuated in the open market through a broker.

Shares purchased and sold by Barington Companies Equity Partners, L.P.

Date	Number of Shares	Price Per Share	Cost (*)
11/29/2007	(11,495)	$ 19.508	$ (224,244.46)
12/4/2007	(30,930)	$ 20.111	$ (622,033.23)
12/27/2007	(15,465)	$ 19.403	$ (300,067.40)
12/31/2007	(25,000)	$ 18.556	$ (463,900.00)
1/7/2008	23,113	$ 16.542	$ 382,335.25)
1/8/2008	12,770	$ 15.917	$ 203,260.09
1/9/2008	12,822	$ 15.259	$ 195,650.90
1/16/2008	100	$ 17.500	$ 1,750.00
1/18/2008	2,800	$ 17.500	$ 49,000.00
1/18/2008	(35,000)	$ 20.000	$ (700,000.00)

Options purchased and sold by Barington Companies Equity Partners, L.P.

Date	Transaction Type	Type	Quantity	Exercise Price	Expiration Date	Unit Price	Cost (*)
12/5/2007	Buy	Put	37,700	$ 20.00	1/19/2008	$1.4500	$54,665.00
12/7/2007	Cover Short	Put	28,900	$ 22.50	1/19/2008	$2.0500	$59,245.00
12/24/2007	Cover Short	Call	3,800	$ 25.00	1/19/2008	$0.1000	$380.00
12/26/2007	Cover Short	Call	111,800	$ 25.00	1/19/2008	$0.1000	$11,180.00
12/26/2007	Sell	Call	(42,600)	$ 30.00	1/19/2008	$0.0100	($426.00)
12/26/2007	Buy	Put	29,300	$ 17.50	5/17/2008	$1.8990	$55,640.70
12/26/2007	Short Sell	Put	(58,700)	$ 15.00	5/17/2008	$0.9780	($57,408.60)
12/27/2007	Buy	Put	30,800	$ 17.50	5/17/2008	$1.8990	$58,489.20
12/27/2007	Sell	Put	(30,700)	$ 20.00	1/19/2008	$1.5510	($47,615.70)
12/28/2007	Short Sell	Put	(15,200)	$ 12.50	8/16/2008	$0.8500	($12,920.00)
1/3/2008	Short Sell	Put	(28,500)	$ 12.50	8/16/2008	$1.0220	($29,127.00)
1/7/2008	Short Sell	Put	(12,000)	$ 12.50	8/16/2008	$1.0870	($13,044.00)
1/8/2008	Sell	Put	(900)	$ 20.00	1/19/2008	$4.2000	($3,780.00)
1/8/2008	Short Sell	Put	(3,000)	$ 12.50	8/16/2008	$1.3000	($3,900.00)
1/8/2008	Short Sell	Put	(2,900)	$ 17.50	1/19/2008	$2.0500	($5,945.00)
1/16/2008	Assigned	Put	100	$ 17.50	1/19/2008
1/18/2008	Exercised	Put	(35,000)	$ 20.00	1/19/2008
1/18/2008	Assigned	Put	2,800	$ 17.50	1/19/2008
1/23/2008	Buy	Put	14,700	$ 15.00	3/22/2008	$1.0250	$15,067.50
1/23/2008	Buy	Put	2,900	$ 17.50	3/22/2008	$1.8000	$5,220.00
1/24/2008	Short Sell	Put	(800)	$ 15.00	2/16/2008	$0.4500	($360.00)
1/25/2008	Buy	Call	29,400	$ 17.50	2/16/2008	$1.4008	$41,183.52
1/25/2008	Short Sell	Put	10,300	$ 15.00	2/16/2008	$0.4142	$4,266.26
1/28/2008	Short Sell	Put	3,000	$ 15.00	2/16/2008	$0.4500	$1,350.00

Page 41 of 56 Pages

Shares purchased and sold by Barington Investments, L.P.

Date	Number of Shares	Price Per Share	Cost (*)
11/29/2007	(4,857)	$ 19.508	$ (94,750.36)
12/4/2007	(13,070)	$ 20.111	$ (262,850.77)
12/27/2007	(6,535)	$ 19.403	$ (126,798.61)
1/18/2008	2,000	$ 17.500	$ 35,000.00
1/18/2008	(23,900)	$ 20.000	$ (478,000.00)

Options purchased and sold by Barington Investments, L.P

Date	Transaction Type	Type	Quantity	Exercise Price	Expiration Date	Unit Price	Cost (*)
12/5/2007	Buy	Put	25,700	$ 20.00	1/19/2008	$1.4500	$37,265.00
12/7/2007	Cover Short	Put	20,000	$ 22.50	1/19/2008	$2.0500	$41,000.00
12/24/2007	Cover Short	Call	2,600	$ 25.00	1/19/2008	$0.1000	$260.00
12/26/2007	Cover Short	Call	77,300	$ 25.00	1/19/2008	$0.1000	$7,730.00
12/26/2007	Sell	Call	(28,800)	$ 30.00	1/19/2008	$0.0100	($288.00)
12/26/2007	Buy	Put	20,100	$ 17.50	5/17/2008	$1.8990	$38,169.90
12/26/2007	Short Sell	Put	(40,100)	$ 15.00	5/17/2008	$0.9780	($39,217.80)
12/27/2007	Buy	Put	21,100	$ 17.50	5/17/2008	$1.8990	$40,068.90
12/27/2007	Sell	Put	(21,200)	$ 20.00	1/19/2008	$1.5510	($32,881.20)
12/28/2007	Short Sell	Put	(10,500)	$ 12.50	8/16/2008	$0.8500	($8,925.00)
1/3/2008	Short Sell	Put	(19,400)	$ 12.50	8/16/2008	$1.0220	($19,826.80)
1/7/2008	Short Sell	Put	(8,200)	$ 12.50	8/16/2008	$1.0870	($8,913.40)
1/8/2008	Sell	Put	(600)	$ 20.00	1/19/2008	$4.2000	($2,520.00)
1/8/2008	Short Sell	Put	(2,100)	$ 12.50	8/16/2008	$1.3000	($2,730.00)
1/8/2008	Short Sell	Put	(2,000)	$ 17.50	1/19/2008	$2.0500	($4,100.00)
1/18/2008	Assigned	Put	2,000	$ 17.50	1/19/2008
1/18/2008	Exercised	Put	(23,900)	$ 20.00	1/19/2008
1/23/2008	Buy	Put	9,700	$ 15.00	3/22/2008	$1.0250	$9,942.50
1/23/2008	Buy	Put	1,900	$ 17.50	3/22/2008	$1.8000	$3,420.00
1/24/2008	Short Sell	Put	(600)	$ 15.00	2/16/2008	$0.4500	($270.00)
1/25/2008	Buy	Call	19,400	$ 17.50	2/16/2008	$1.4008	$27,175.52
1/25/2008	Short Sell	Put	6,800	$ 15.00	2/16/2008	$0.4142	$2,816.56
1/28/2008	Short Sell	Put	1,900	$ 15.00	2/16/2008	$0.4500	$855.00

Shares purchased and sold by Barington Companies Offshore Fund, Ltd.

Date	Number of Shares	Price Per Share	Cost (*)
11/29/2007	(19,823)	$ 19.508	$ (386,707.08)
12/4/2007	(53,340)	$ 20.111	$ (1,072,720.74)
12/27/2007	(26,670)	$ 19.403	$ (517,478.01)
1/7/2008	3,387	$ 16.542	$ 56,027.75
1/8/2008	22,230	$ 15.917	$ 353,834.91
1/9/2008	22,178	$ 15.259	$ 338,414.10
1/18/2008	5,551	$ 16.080	$ 89,260.08
1/18/2008	5,100	$ 17.500	$ 89,250.00
1/18/2008	(61,400)	$ 20.000	$ (1,228,000.00)

Page 42 of 56 Pages

Options purchased and sold by Barington Companies Offshore Fund, Ltd.

Date	Transaction Type	Type	Quantity	Exercise Price	Expiration Date	Unit Price	Cost (*)
12/5/2007	Buy	Put	64,900	$ 20.00	1/19/2008	$1.4500	$94,105.00
12/7/2007	Cover Short	Put	51,100	$ 22.50	1/19/2008	$2.0500	$104,755.00
12/24/2007	Cover Short	Call	6,600	$ 25.00	1/19/2008	$0.1000	$660.00
12/26/2007	Cover Short	Call	197,900	$ 25.00	1/19/2008	$0.1000	$19,790.00
12/26/2007	Sell	Call	(72,600)	$ 30.00	1/19/2008	$0.0100	($726.00)
12/26/2007	Buy	Put	50,600	$ 17.50	5/17/2008	$1.8990	$96,089.40
12/26/2007	Short Sell	Put	(101,200)	$ 15.00	5/17/2008	$0.9780	($98,973.60)
12/27/2007	Buy	Put	53,100	$ 17.50	5/17/2008	$1.8990	$100,836.90
12/27/2007	Sell	Put	(53,100)	$ 20.00	1/19/2008	$1.5510	($82,358.10)
12/28/2007	Short Sell	Put	(26,400)	$ 12.50	8/16/2008	$0.8500	($22,440.00)
1/3/2008	Short Sell	Put	(49,000)	$ 12.50	8/16/2008	$1.0220	($50,078.00)
1/7/2008	Short Sell	Put	(20,800)	$ 12.50	8/16/2008	$1.0870	($22,609.60)
1/8/2008	Sell	Put	(1,500)	$ 20.00	1/19/2008	$4.2000	($6,300.00)
1/8/2008	Short Sell	Put	(5,100)	$ 12.50	8/16/2008	$1.3000	($6,630.00)
1/8/2008	Short Sell	Put	(5,100)	$ 17.50	1/19/2008	$2.0500	($10,455.00)
1/18/2008	Assigned	Put	5,100	$ 17.50	1/19/2008
1/18/2008	Exercised	Put	61,400	$ 20.00	1/19/2008
1/23/2008	Buy	Put	25,600	$ 15.00	3/22/2008	$1.0250	$26,240.00
1/23/2008	Buy	Put	5,200	$ 17.50	3/22/2008	$1.8000	$9,360.00
1/24/2008	Short Sell	Put	(1,400)	$ 15.00	2/16/2008	$0.4500	($630.00)
1/25/2008	Buy	Call	51,200	$ 17.50	2/16/2008	$1.4008	$71,720.96
1/25/2008	Short Sell	Put	17,900	$ 15.00	2/16/2008	$0.4142	$7,414.18
1/28/2008	Short Sell	Put	5,100	$ 15.00	2/16/2008	$0.4500	$2,295.00

Shares purchased and sold by Clinton Multistrategy Master Fund, Ltd.

Date	Number of Shares	Price Per Share	Cost (*)
1/4/2008	17,500	$ 15.975	$ 279,562.50
1/4/2008	253,100	$ 16.124	$ 4,080,984.40
1/7/2008	50,000	$ 17.020	$ 851,000.00
1/7/2008	25,000	$ 16.984	$ 424,600.00
1/7/2008	12,500	$ 16.642	$ 208,025.00
1/7/2008	102,200	$ 16.802	$ 1,717,164.40
1/8/2008	18,000	$ 16.691	$ 300,438.00
1/16/2008	(316,000)	$ 15.700	$ (4,961,200.00)
1/17/2008	(110,000)	$ 15.350	$ (1,688,500.00)
1/18/2008	25,000	$ 16.047	$ 401,175.00
1/22/2008	50,000	$ 17.230	$ 861,500.00
1/22/2008	28,300	$ 16.994	$ 480,930.20
1/22/2008	(2,800)	$ 17.404	$ (48,731.20)

Page 43 of 56 Pages

Options purchased and sold by Clinton Multistrategy Master Fund, Ltd.

Date	Transaction Type	Type	Quantity	Exercise Price	Expiration Date	Unit Price	Cost (*)
1/7/2008	Sell	Call	(200,000)	$ 20.00	2/16/2008	$ 0.49	($97,500.00)
1/9/2008	Buy	Call	60,000	$ 17.50	2/16/2008	$ 0.66	$39,780.00
1/9/2008	Sell	Put	(30,000)	$ 15.00	2/16/2008	$ 1.13	$(33,780.00)
1/11/2008	Sell	Call	(10,000)	$ 17.50	1/19/2008	$ 0.29	$(2,880.00)
1/11/2008	Buy	Call	10,000	$ 17.50	2/16/2008	$ 1.00	$10,000.00
1/11/2008	Sell	Call	(10,000)	$ 15.00	1/19/2008	$ 0.28	$(2,790.00)
1/15/2008	Buy	Call	40,000	$ 17.50	2/16/2008	$ 0.54	$21,520.00
1/15/2008	Sell	Put	(10,000)	$ 15.00	1/19/2008	$ 0.65	$(6,500.00)
1/18/2008	Expired	Call	10,000	$ 17.50	1/19/2008

Shares purchased and sold by Clinton Special Opportunities Master Fund, Ltd.

Date	Number of Shares	Price Per Share	Cost (*)
1/3/2008	10,000	$ 16.960	$ 169,600.00
1/4/2008	25,000	$ 15.966	$ 399,150.00
1/4/2008	116,746	$ 16.124	$ 1,882,412.50
1/4/2008	8,800	$ 15.975	$ 140,580.00
1/4/2008	25,000	$ 16.249	$ 406,225.00
1/7/2008	25,000	$ 16.984	$ 424,600.00
1/7/2008	61,454	$ 16.802	$ 1,032,550.11
1/7/2008	7,500	$ 16.984	$ 127,380.00
1/8/2008	18,000	$ 16.691	$ 300,438.00
1/18/2008	25,000	$ 16.047	$ 401,175.00
1/22/2008	50,000	$ 17.230	$ 861,500.00
1/22/2008	26,100	$ 16.994	$ 443,543.40
1/22/2008	(5,200)	$ 17.404	$ (90,500.80)
1/24/2008	10,000	$ 18.374	$ 183,740.00
1/24/2008	13,250	$ 18.383	$ 243,574.75

Options purchased and sold by Clinton Special Opportunities Master Fund, Ltd.

Date	Transaction Type	Type	Quantity	Exercise Price	Expiration Date	Unit Price	Cost (*)
1/4/2008	Sell	Put	(20,000)	$ 15.00	1/19/2008	$ 0.45	$(9,000.00)
1/4/2008	Sell	Put	(29,100)	$ 15.00	2/16/2008	$ 0.90	$(26,190.00)
1/7/2008	Buy	Call	10,000	$ 15.00	5/17/2008	$ 3.60	$36,000.00
1/7/2008	Buy	Call	10,000	$ 17.50	5/17/2008	$ 2.30	$23,000.00
1/9/2008	Buy	Call	90,000	$ 17.50	2/16/2008	$ 0.69	$62,190.00
1/9/2008	Sell	Put	(50,000)	$ 15.00	2/16/2008	$ 1.18	$(59,200.00)
1/11/2008	Sell	Call	(10,000)	$ 17.50	1/19/2008	$ 0.32	$(3,180.00)
1/11/2008	Buy	Call	10,000	$ 17.50	2/16/2008	$ 1.10	$11,000.00
1/11/2008	Buy	Call	10,000	$ 17.50	2/16/2008	$ 1.10	$11,000.00
1/11/2008	Sell	Put	(10,000)	$ 15.00	1/19/2008	$ 0.26	$(2,600.00)
1/15/2008	Sell	Put	(20,000)	$ 15.00	1/19/2008	$ 0.50	$(10,000.00)
1/18/2008	Expired	Call	10,000	$ 17.50	1/19/2008
1/18/2008	Expired	Put	50,000	$ 15.00	1/19/2008
1/28/2008	Buy	Put	3,500	$ 15.00	2/16/2008	$ 0.20	$700.00

Page 44 of 56 Pages

Shares purchased and sold by Clinton Magnolia Master Fund, Ltd.

Date	Number of Shares	Price Per Share	Cost (*)
1/16/2008	316,000	$ 15.700	$ 4,961,200.00
1/22/2008	50,000	$ 17.230	$ 861,500.00
1/22/2008	26,100	$ 19.940	$ 520,434.00
1/23/2008	75,000	$ 17.923	$ 1,344,225.00
1/23/2008	18,200	$ 18.106	$ 329,529.20
1/24/2008	10,000	$ 18.374	$ 183,740.00
1/24/2008	13,250	$ 18.383	$ 243,574.75

Options purchased and sold by Clinton Magnolia Master Fund, Ltd.

Date	Transaction Type	Type	Quantity	Exercise Price	Expiration Date	Unit Price	Cost (*)
1/23/2008	Buy	Call	10,000	$ 15.00	2/16/2008	$3.65	$36,500.00

Shares purchased and sold by Clinton Lexington Master Fund, L.P.

Date	Number of Shares	Price Per Share	Cost (*)
1/4/2008	136,500	$ 16.124	$ 2,200,926.00
1/4/2008	8,700	$ 15.975	$ 138,982.50
1/7/2008	40,800	$ 16.802	$ 685,521.60
1/7/2008	5,000	$ 16.642	$ 83,210.00
1/10/2008	9,000	$ 16.636	$ 149,724.00
1/10/2008	(22,000)	$ 17.195	$ (378,290.00)
1/17/2008	110,000	$ 15.350	$ 1,688,500.00

Options purchased and sold by Clinton Lexington Master Fund, L.P.

Date	Transaction Type	Type	Quantity	Exercise Price	Expiration Date	Unit Price	Cost (*)
1/7/2008	Buy	Call	15,000	$ 17.50	5/17/2008	$ 2.30	$34,500.00
1/9/2008	Buy	Call	90,000	$ 17.50	2/16/2008	$ 0.66	$59,040.00
1/9/2008	Sell	Put	(50,000)	$ 15.00	2/16/2008	$ 1.16	$(58,100.00)
1/11/2008	Buy	Call	20,000	$ 17.50	2/16/2008	$ 1.10	$21,900.00
1/11/2008	Sell	Put	(20,000)	$ 15.00	1/19/2008	$ 0.18	$(3,500.00)
1/11/2008	Sell	Call	(20,000)	$ 17.50	1/19/2008	$ 0.27	$(5,490.00)
1/15/2008	Sell	Put	(700)	$ 15.00	1/19/2008	$ 0.65	$(455.00)
1/18/2008	Expired	Put	20,000	$ 15.00	1/19/2008

(*)	Excludes commissions and other execution-related costs